November 2, 2009

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 0549

Attention:	Mark Brunhofer
Division of Corporation Finance

Re:	China Shenghuo Pharmaceutical Holdings, Inc.
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarterly period ended June 30, 2009
File No. 001-33537

Dr. Mr. Brunhofer:

      This letter responds to comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that were contained in the Staff’s letter dated September 18, 2009 to China Shenghuo Pharmaceutical Holdings, Inc. (the “Company” or “we”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 31, 2009 (the “10-K”) and the Company’s Form 10-Q for the quarterly period ended June 30, 2009 filed with the SEC on August 14, 2009 (the “10-Q”). Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form 10-K for the fiscal year ended December 31, 2008

Management’s Report on Internal Control over Financial Reporting, page 47

1. You disclose that you assessed the effectiveness of your internal control over financial reporting as of December 31, 2008. You also disclose the existence of three material weaknesses and two significant deficiencies and corrective actions you took during and after the fourth quarter of 2008. However, you do not appear to conclude as to the effectiveness of your internal control over financial reporting as of December 31, 2008. Please address the following:

     a. Please revise your disclosure to specifically indicate whether your internal control over financial reporting as of December 31, 2008 was effective or ineffective.

In accordance with the request of the Staff, we will revise our 10-K disclosure to state that based on management’s assessment of our internal control over financial reporting as of December 31, 2008, management concluded that our internal control over financial reporting was not effective as of such date.

     b. Please revise your disclosure of the first two material weaknesses to describe the underlying control deficiencies. In this regard, your identification of the need to reflect multiple material adjustments as a result of audit procedures performed does not appear to identify the deficiencies/weakness.

The Company believes both referenced material weaknesses were a result of a lack of adequate U.S. GAAP review for effective period end closing procedures, which led to a deficiency in the reconciliation between the financial statements under U.S. GAAP and PRC accounting records. In accordance with the request of the Staff, we intend to revise the disclosure under our 10-K, Item 9A- Controls and Procedures, Management’s annual report on internal control over financial reporting as set forth on the attached Exhibit A hereto.

     c. Please revise your disclosure to describe why the sales and warehouse departments failed to timely follow your returned goods policy.

The Company’s returned goods policy dictates that when goods are returned, the warehouse department must conduct warehousing procedures, communicate the returns to the financial department and then the financial department must make invoices to offset the revenue of the returned goods. The sales and warehouse department failed to timely follow the Company’s returned goods policy due to a lack of clarity among the members of the financial department regarding their specific assignments and duties. As a result of unclear delineation of duties, an appropriate accounting of the returned goods was not made when such goods were returned, though, as discussed in Question 3 below, the Company believes that the amount of returned goods ($40,167 in 2008 and $11,984 in 2007) were immaterial and therefore there is no material weakness nor significant deficiency as previously disclosed in the Company’s 10-K. The Company is currently in the process of improving the returned goods policy, and controls and has instructed and trained its financial staff, through meetings and communications, of their individual duties with respect to the Company’s accounting polices, including the returned goods policy, in order to ensure that all returned goods are properly accounted for. In accordance with the foregoing, due to the immateriality of the Company’s returned goods, we intend to delete the material weakness regarding the Company’s returned goods policy under our 10-K, Item 9A – Controls and Procedures, Management’s annual report on internal control over financial reporting.

     d. Please revise your disclosure to add a fourth material weakness for your general control environment monitoring or explain to us why addition of a fourth material weakness is not warranted. In this regard, it appears from your disclosure that you are taking corrective action to strengthen the overall internal control environment and to monitor compliance with your policies and procedures by all departments.

The Company believes that there are no additional material weaknesses that need to be disclosed. The Company believes that its material weakness stems from a lack of U.S. GAAP expertise for U.S. GAAP-based period end closing procedures (as discussed in Question 1(b) above) and that the Company is adequately addressing and has addressed that material weakness by having taken the following actions: (a) in May of 2009, hiring an additional 5 new financial personnel, (b) in October of 2009, engaging Essence Consulting and Management Company, an independent financial advisor to aid in financial reporting procedures and support of the Company’s public filings and (c) in March of 2009, establishing an internal audit department. In accordance with the request of the Staff, we intend to revise the disclosure in our 10-K, Item 9A, Controls and Procedures, Management’s annual report on internal control over financial reporting, as set forth on the attached Exhibit A hereto, to discuss the remediation measures taken to correct the Company’s underlying control deficiencies, including the role of the internal audit department.

     e. Please revise your discussion of the corrective actions you are taking to clarify which actions were taken during the fourth quarter of 2008 and which actions were taken subsequently.

In accordance with the request of the Staff, we intend to revise the disclosure in our 10-K, Item 9A Controls and Procedures, Management’s annual report on internal control over financial reporting, as set forth under the caption on the attached Exhibit A hereto, to clarify when the disclosed corrective actions were taken.

Notes to Consolidated Financial Statements
Note 1: Organization and Nature of Operations, page F-6

2. You disclose that you evaluate each subsidiary as a separate entity. Please revise your disclosure to provide the segment information by each subsidiary as required by paragraphs 16 and 25 of SFAS 131, or explain to us why such disclosure is not warranted.

As stated in the 10-K, Note 1 – Organization and Nature of Operations, the Company’s operating subsidiaries are Kunming Shenghuo Pharmaceutical (Group) Co., Ltd. (“Group”), Kunming Shenghuo Medicine Co., Ltd. (“Medicine”), Kunming Shenghuo Pharmaceutical Importation and Exportation Co., Ltd. (“Import”) and Kunming Shenghuo Cosmetics Co., Ltd. (“Cosmetics”).

SFAS 131 requires that an enterprise report separately information about each operating segment that meets the definition of an “operating segment” and exceeds those quantitative thresholds set forth in SFAS 131, paragraph 18. With respect to Group and Medicine, the Company’s two main operating subsidiaries, the Company does not believe segment reporting is required. Each of these subsidiaries sells to the same customers, sells the same products, uses the same employees and has the same pricing components for the Company’s products. As a result of the foregoing, the Company does not believe there is a functional difference between Group and Medicine and SFAS 131 does not therefore require each to be reported separately.

With respect to Import and Cosmetics, subject to the Company’s disclosure herein, neither meets the required quantitative threshold set forth in paragraph 18 of SFAS 131 requiring separate reporting. As stated in the 10-K financial statements, Note 1 – Organization and Nature of Operations, sales from Cosmetics represents less than 10% of the Company’s sales and revenues. In addition, sales from Import represents less than 2% of the Company’s sales and revenues. As a result of the forgoing, the Company does not believe that SFAS 131 requires separate reporting for Cosmetics or Import.

Notwithstanding the disclosure in the 10-K regarding Cosmetics as described above, as of December 31, 2008, the year end losses for Cosmetics contributed to 59% of the total Company losses, in excess of the segment reporting requirements for SFAS 131. However, since the losses were due primarily to advertising contracts, as disclosed in the 10-K, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operation - Selling Expenses, which related to a one-time advertising campaign initiated during the Beijing Olympics in 2008 to spread the brand of the Company’s cosmetics line, the Company believes, since at no time during 2009 has Cosmetics met or exceeded the segment reporting thresholds, that the impact of Cosmetics on the Company will again return to below the segment reporting thresholds as set forth in SFAS 131 for the year ending December 31, 2009. As a result of the foregoing, and in light of the stated objectives and basic principles of SFAS 131 for requiring segment disclosures, i.e., a better understanding of the enterprise’s performance, a better assessment of its prospects for future net cash flows and to permit the investor to make more informed judgments about the enterprise as a whole, the Company does not believe that reporting Cosmetics as a separate segment resulting from a one-time event provides any relevant information to its investors or the general public and that reporting the segment separately would mislead investors and the general public into placing undue importance on the Cosmetics subsidiary as it relates the entire enterprise.

Note 2: Significant Accounting Policies
Revenue Recognition, page F-8

3. Please revise to disclose whether or not you accept product returns, and if so, a) how you settle product returns (i.e. issue credit or exchange for product out of inventory), b) your accounting policy for product returns and c) a roll forward showing activity in your reserve for returns.

The Company follows a return policy consistence with the rules and regulations issued by State Food and Drug Administration (SFDA), which is in charge of comprehensive supervision on the safety management of food, health food and cosmetics and is the competent authority of drug regulation in mainland China, and the procedures of return management in the Good Manufacturing Practice Regulations promulgated by the SFDA. As stated in Question 1(c) above, the Company’s returned goods policy dictates that when goods are returned the warehouse department must conduct warehousing procedures, communicate the returns to the financial department and then the financial department must make invoices to offset the revenue of the returned goods. The product returns are exchanged for product out of inventory. The Company decided not to accrue a reserve for returns as returns in 2008 and 2007 was $40,167 and $11,984 separately and represented 0.14% and 0.06% of the total net sales of the Company in 2008 and 2007 respectively, which the Company has deemed to be immaterial. As a result of the foregoing, there is no roll forward showing activity in the reserve for returns. In accordance with the request of the Staff, we intend to revise our 10-K disclosure to include the foregoing in Note 2: Significant Accounting Policies, Revenue Recognition.

Note 9: Income and Other Taxes, page F-15

4. You disclose the existence of an income tax holiday. Please revise your disclosure to specifically indicate the aggregate monetary and per share effects of your tax holiday and when you anticipate the tax holiday will terminate. Please see SAB 11:C.

The third paragraph of the 10-K, Note 9 – Income and Other Taxes, discloses that due to the tax holiday, the Company will “pay no income taxes through December 31, 2008.” In accordance with the request of the Staff, we intend to revise our 10-K disclosure to include the following in Note 9- Income and Other Taxes:

(a) For the years ended December 31, 2008 and 2007, the provision for taxes without the tax holiday would have been $(352,039), and $(1,283,258), respectively.

(b) Net loss after income tax for the years ended December 31, 2008 and 2007 would have been $(4,556,669), and $(12,069), respectively.

(c) Basic and diluted loss per common share for the years ended December 31, 2008 and 2007 would have been $0.23 and $0.00, respectively

Form 10-Q for the quarterly period ended June 30, 200[9].

Condensed Consolidated Balance Sheets, page 1

5. It is apparent that you carry your noncontrolling interest at zero at June 30, 2009. Based on disclosure in Note 2, it appears that you stopped recording the losses of your noncontrolling interests when the equity balance reached zero. Please tell us why you do not continue to present losses of your noncontrolling interests as required by paragraph 6 of SFAS 160.

Based on an analysis of the Company’s balance sheet as at June 30, 2009 as adjusted to comply with the relevant provisions of SFAS 160, the Company believes that, based on a qualitative and quantitative analysis under SAB 99, the adjustments are so immaterial so as not to require a restatement of the 10-Q. Therefore, based on the analysis provided below, which sets forth the relevant portion of the Company’s balance sheet as of June 30, 2009 and illustrates the adjustments that would be made based on the implementation of SFAS 160, the Company respectfully requests that, notwithstanding the request of the Staff in this Question 5, the Company be permitted to enhance its financial disclosure with respect to its noncontrolling interests in the Company’s 10-Q for the quarter ended September 30, 2009 to be filed no later than Monday, November 16, 2009.

	As filed for the	Proposed balances	Net Effect of
	period ended June	for the period	SFAS 160
	30, 2009	ended June 30,
		2009
Stockholders' Equity:

Common stock, $0.0001 par value,	$1,968.00	$1,968.00
100,000,000 shares authorized,
19,679,400 and 19,679,400 outstanding,
respectively
Additional paid-in capital	$6,193,927.00	$6,193,927.00

Statutory reserves	$147,023.00	$147,023.00

Retained deficit	$(7,340,619.00)	$(7,390,246.00)	$49,627.00

Accumulated and other comprehensive	$1,659,933.00	$1,556,187.00	$103,746.00
income, foreign currency translation
Noncontrolling Interest		$103,365.00	$(103,365.00)

Total Stockholders' Equity	$662,232.00	$612,224.00	$50,008.00

Condensed Consolidated Statements of Operations and Comprehensive Loss, page 2

6. Please tell us why you do not present net income and comprehensive income inclusive of income/ loss attributed to noncontrolling interests as required by paragraph 5a and 5b of SFAS 160 and why you do not provide the disclosures of paragraph 38 and 39 of ARB 51, as amended by SFAS 160.

Based on an analysis of the Company’s condensed consolidated statements of operations and comprehensive loss as at June 30, 2009 (the “Income Statement”) as adjusted to comply with the relevant provisions of SFAS 160, the Company believes that, based on a qualitative and quantitative analysis under SAB 99, the adjustments to the Income Statement are so immaterial so as not to require a restatement of the 10-Q. Based on the analysis provided below, which sets forth the relevant portion of the Company’s Income Statement and illustrates the adjustments that would be made based on the implementation of SFAS 160, the Company respectfully requests that, notwithstanding the request of the Staff in this Question 6, the Company be permitted to enhance its financial disclosure with respect to its noncontrolling interests in the Company’s 10-Q for the quarter ended September 30, 2009 to be filed no later than Monday, November 16, 2009.

	As filed for the period	Proposed balances	Net Effect of
	ended June 30, 2009	for the period	SFAS 160
		ended June 30,
		2009
Loss Before Income Taxes	$(6,985,412.00)	$(6,985,412.00)
Benefit from (provision for) income taxes
Minority interest in income of subsidiaries	$248,365.00	$449,577.00	$(201,212.00)
Net Loss	$(6,737,047.00)	$(6,535,835.00)	$201,212.00
Foreign currency translation adjustment	$3,121.00	$2,926.00	$195.00
Comprehensive Loss	$(6,733,926.00)	$(6,532,909.00)
Loss Per Share
Basic	$(0.34)	$(0.33)	$0.01
Diluted	$(0.34)	$(0.33)	$0.01
Weighted]Average Shares Outstanding
Basic	19,679,400.00	19,679,400.00
Diluted	19,679,400.00	$19,679,400.00

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 21

7. On page 23 you disclose that you are confident that your available funds and cash generated from operations will provide you with sufficient capital for a sustainable operation. Please revise your disclosure to clarify why you hold this belief considering your approximately $8.9 million working capital deficit and $294,430 of past due notes payable at June 30, 2009.

On August 6, 2009, the Company entered into a one-year term loan facility with the Yunnan Shuang Long Branch of Agricultural Bank of China (“Agricultural Bank”) in the amount of RMB 110 million (approximately $16 million) based on the Agricultural Bank’s assessment of the Company’s operations and unencumbered assets. As of September 30, 2009, the Company has drawn RMB 50 million under the term loan. The proceeds from the RMB 50 million draw were used to fully pay the Company notes payable on June 30, 2009 and to provide the Company with operating capital.

Additionally, in July, 2009, the Company signed a factoring agreement with Heping Branch of China Construction Bank (the “Heping Bank”). Heping Bank has agreed to act as an additional source of capital for the Company based on the Company’s accounts receivable balance from time to time. Under this factoring agreement the Company has drawn approximately RMB 9 million.

The Company respectfully requests that, notwithstanding the request of the Staff in this Question 7, the Company be permitted to enhance its disclosure on its liquidity and capital resources to include the foregoing in the Company’s 10-Q for the quarter ended September 30, 2009 to be filed no later than Monday, November 16, 2009.

Acknowledgments of the Company

As requested by the Staff, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     If you have any questions, please do not hesitate to contact the undersigned at +(86) 871-7282698 or Selig D. Sacks of Pryor Cashman LLP, outside counsel to the Company, at (212) 326-0879.

Truly yours,

/s/ Guihua Lan
Guihua Lan
Chairman and the CEO
China Shenghuo Pharmaceutical Holdings, Inc.

cc:	Selig D. Sacks (Pryor Cashman LLP)
Robert K. Bowen (Hansen, Barnett & Maxwell, P.C. , the former auditor of the company)

EXHIBIT A

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, our management, including Lan Gui Hua our Principal Executive Officer, and Wendy Fu, our Principal Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008.

Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management conducted its evaluation of disclosure controls and procedures under the supervision of our principal executive officer and our principal financial officer. Based on that evaluation, management concluded that because of the material weaknesses and significant deficiencies in internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2008.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act. Our management is also required to assess and report on the effectiveness of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”). Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 and based on that assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. In the course of its audit work for 2008, management and our accountants identified the material weakness and significant deficiencies in our financial reporting process described below. These matters were reported to our Board of Directors and Audit Committee by management in March 2009:

  Lack of U.S. GAAP expertise, which is a material weakness. Despite substantial efforts to improve the Company’s controls and procedures, as previously reported by the Company, our current accounting staff is relatively new and inexperienced, and needs substantial additional training to meet the higher demands of being qualified accountants of a U.S. public company.The accounting skills and understanding necessary to fulfill the requirements of U.S. GAAP-based reporting, including the skills of U.S. GAAP-based period end closing, consolidation offinancial statements, U.S. GAAP conversion are inadequate and were inadequately supervised.The lack of adequate U.S. GAAP review resulted in some material adjustments for the yearended December 31, 2008, which were not properly and completely reflected in the managementaccounts. These material audit adjustments were made to eliminate intercompany transactions,reclassify related party transactions, record prior year audit adjustments to adjust the allowancefor doubtful accounts, adjust taxes payable for tax provision, record intangibles at grossamounts, and adjust deferred tax. The need for these material adjustments was as a result ofinsufficient period end closing procedures and a deficiency in the reconciliation between theCompany’s prior-year audited financial statements and accounting records.
  Capital expenditures were discussed and approved at management meetings at which some of the board of directors attended but no formal board procedures were followed, which is a significant deficiency in our internal controls.
  The duties of the cashiers in our financial department were not properly segregated, which is a significant deficiency in our internal controls.

In order to correct the foregoing material weakness and significant deficiencies, we have continued to pursue appropriate remedial measures and have taken the following additional measures in 2009:

  Since January 1, 2009, we maintained a separate set of accounting data to record all U.S. GAAP audit adjustments from 2008 along with the PRC accounting records so as to effectively reconcile PRC accounts to the financial statements under U.S. GAAP.
  In January of 2009, we developed a policy to require board of directors’ written resolutions toapprove all important capital expenditures.
  Beginning in March of 2009, we started to implement adequate segregation of duties in financial function, which will separate duties of accessing to property and assets from preparing or recording accounts. We have informed the financial staff, through meetings and communications, of their individual duties and each has been properly instructed and trained with respect to the Company’s accounting policies. The Company is in the process of documenting its various policies.
  In March of 2009, we established an internal audit department to strengthen the overall internal control environment and to monitor compliance with the Company’s policies and procedures by all departments. The internal audit department consists of three personnel, one Chinese senior accountant, one human resources management professional and one information technology engineer, each of who is dedicated entirely to the internal audit function. The internal audit department is independent and reports directly to the audit committee.
  In order to enhance our period end procedures, including adding a review of all account balancesfor material adjustments, the Company added 5 new personnel to the financial department in Mayof 2009, which currently consists of 21 staff members, including one Chinese CPA and oneChinese senior accountant. Additionally, following a vote of the Board of Directors, in October2009, the Company engaged Essence Consulting and Management Ltd, an independent thirdparty financial advisor to aid in financial reporting procedures and the help of the Company’sannual and quarterly filings.

We believe that the foregoing steps help us remediate the material weakness and significant deficiencies identified above and we will continue to monitor the effectiveness of these steps and make any changes that our management deems appropriate.

A material weakness (within the meaning of PCAOB Auditing Standard No. 5) is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

Our management is not aware of any material weakness in our internal control over financial reporting that causes them to believe that any material inaccuracies or errors existed in our financial statements as of December 31, 2008. The reportable conditions and other areas of our internal control over financial reporting identified by us as needing improvement have not resulted in a material restatement of our financial statements. Nor are we aware of any instance where such reportable conditions or other identified areas of weakness have resulted in a material misstatement of omission in any report we have filed with or submitted to the Commission, other than those that were corrected in connection with the Restatement to address the accounting errors in the financial statements for the fiscal year ended December 31, 2007 and the fiscal quarter ended March 31, 2008.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Auditor Attestation

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in internal control over financial reporting

Except as described above, there were no changes in our internal controls over financial reporting during the fourth quarter of our fiscal year ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.